Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 20, 2025

VIA EDGAR CORRESPONDENCE

Mark Cowan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund II (the “Trust”)
File Nos. 333-143964; 811-21944

Dear Mr. Cowan:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 29, 2025 (the “Registration Statement”). The Registration Statement relates to the First Trust Indxx Critical Metals ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second to last paragraph of the section entitled “Principal Investment Strategies”:

The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated. As of __________, 2025, the Fund had significant investments in materials companies, although this may change from time to time.

Please state what industry or group of industries the Index is currently concentrated in. Please also confirm whether the Fund or the Index “had significant investments in materials companies…”

Response to Comment 2

In response to the Staff’s comments, the referenced statement has been revised as follows:

The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated. As of __________, 2025, the ~~Fund~~ Index had significant investments in materials companies, although this may change from time to time. (emphasis added)

Comment 3 – Principal Risks

The Staff notes “Index Concentration Risk” set forth in the section entitled “Principal Risks.” Please add additional industry risk disclosures with respect to the Index, if any.

Response to Comment 3

The Fund respectfully points the Staff to the risk factor entitled “Materials Companies Risk” set forth in the section entitled “Principal Risks” and confirms that it will add additional industry risk disclosure, if necessary.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren